Exhibit 99.1

AMTD World Media and Entertainment Group (“AMTD WME”) is officially established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD)

August 11, 2023 10:06 AM Eastern Daylight Time

PARIS—(BUSINESS WIRE)—AMTD Group Inc. (“AMTD Group”), alongside with AMTD IDEA Group (NYSE: AMTD; SGX: HKB) (“AMTD IDEA”) and AMTD Digital Inc. (NYSE: HKD) (“AMTD Digital”), together as “AMTD”, announced their decision to set up a joint entity in Paris, France, to embark and focus on global strategies and developments of a multi-media, entertainment and cultures worldwide platform. The shareholdings will be split accordingly by among AMTD Group, AMTD IDEA, and AMTD Digital with AMTD Group as the controlling shareholder, and with closing being subject to customary conditions. Coinciding with the announcement, AMTD Digital also announced the migration of its headquarters and principal executive office to Paris, France.

AMTD WME includes the following global media titles and regional platforms, movie and entertainment business, as well as cultural and social hubs:

- L’Officiel Inc. SAS (Global Fashion Media): a 102-year-old French publication, currently reaching over 100 million users worldwide, represents one of the oldest fashion media publications of the world. With its distinct French voice, L’Officiel stands for elegance and sophistication across the world, and it has long been regarded as one of the world’s bibles of fashion.

- The Art Newspaper (Global Art Media): a global art media authoritative platform, pending for closing conditions, represents an online and print publication that covers the international art world. Its unrivalled news and events coverage is fed by a network of sister editions, which together have more than 50 correspondents working in more than 30 countries, with editorial offices in Paris, Moscow, London and New York. The Art Newspaper has enjoyed its global reputation as the journal of record for the art world, and the leading voice of the art industry.

- DigFin (Asia FinTech Media): a leading Asia media and contents company that operates an online journalism brand and a FinTech content agency. DigFin’s stories analyze business models in digital finance, FinTech, and digital assets, and it also leverages its expertise to generate high-quality, bespoke content for its clients.

- Forkast Labs (Global data, media, and web3-infrastructure company): a strategic investment in Forkast.News, followed by a merger with CryptoSlam to form Forkast Labs. The purpose is to meticulously index the decentralized web, diligently organizing its abundant multi-chain data to enhance its usefulness through creative UI, empowering countless individuals to seamlessly join the thriving digital economy; while its esteemed team of journalists imparts data-driven clarity to the ever-evolving realm of web3.

- Movie and entertainment projects and pipelines including Shock Wave 2, The White Storm 3 Heaven or Hell, Money Hunt, My First of May, Atonement, etc.

- L’Officiel Coffee: L’Officiel Coffee represents a vertical extension for L’Officiel magazines, offering a unique experience to visitors, building an even stronger lifestyle community. This is also in line with AMTD’s “IDEA” group strategy’s “A (Asset)” business line to bring VIP experience and hospitality services to the world. L’Officiel Coffee was first opened at Promenade 49, Davos, during 2023 The World Economic Forum. A global rollout plan is in the process of execution.

Dr. Feridun Hamdullahpur, chairman of AMTD IDEA and director of AMTD Digital, commented, “In our constant quest for innovation, growth and creating a better environment for all but, particularly for our clients and readers, we push the boundaries of what is already there; what is already know and think of new ideas and solutions. The joint creation of the AMTD World Media and Entertainment Group is one such initiative where the combined experience and expertise of three AMTD units are combined to create a unique new entity that will focus on building global strategies and developing multi-media, entertainment, and cultural elements worldwide. The new location of its headquarters in Paris, France is congruent with the vision behind the establishment of AMTD WME. I offer my warm congratulation to the executive leadership of the three AMTD units for their innovative vision and final execution of it.”

About AMTD Group

AMTD Group is a conglomerate with core business portfolio to span across financial services, digital solutions, media and entertainment, education and training, and premium assets.

About AMTD IDEA Group

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB) represents a premier Asia financial institution and digital solutions group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial services plus digital solutions platform addresses different clients’ diverse and inter-connected financial needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform in Asia. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and AMTD Digital Inc., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group and AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group and AMTD Digital Inc. do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.com